Exhibit 99.1

January 3, 2016

To: Securities Exchange Commission www.isa.gov.il	To: Tel Aviv Stock Exchange Ltd. www.tase.co.il

Immediate Report regarding the Company’s Shares and Other Securities Registration

Regulations 31(e), 31(a) and 31(b1) of the Securities Regulations (Immediate and Periodic Reports) 1970

The current registration of the Company’s shares and other securities is as follows:

Name, Type and Series of the Security	Registration Number	Current Outstanding Amount (all amounts are par value in NIS)
Ordinary Shares	126011	196,509,883
Series A Debentures	1260165	109,304,978
Series B Debentures	1260272	56,346,827	[1]
Series C Debentures	1260306	638,649,635
Series D Debentures	1260397	2,069,047,691
Series E Debentures	1260421	555,568,745
Series F Debentures	1260405	284,759,332	[2]
Series I Debentures	1260462	863,359,519
Series J Debentures	1260488	712,758,134
Series K Debentures	1260546	2,653,181,160
Series L Debentures	1260603	2,957,801,000
Unregistered Options	1260579	1,797,010	[3]
RSUs	1260587	104,909	[4]
PSUs	1260595	383,920	[5]

[1]	Change due to the redemption of 56,346,811 Series B Debentures.
[2]	Change due to the redemption of 284,759,333 Series F Debentures.
[3]	Change due to the expiration of 140,180 Unregistered Options.
[4]	Change due to the expiration of 14,237 RSUs.
[5]	Change due to the expiration of 108,776 PSUs.

Forward Looking Statements:

This report contains forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.